ARMSTRONG CORPORATION

armstrong Corporation



CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2002

DIRECTORS

W. David Armstrong
Chairman, President and C.E.O. of the Company

Steven R. Armstrong
Vice-President of the Company

Michael C.J. McBride*
Barrister and Solicitor

David C. Gale
Businessman

David A. Knight
Barrister and Solicitor

James M. Molyneux*
Chartered Accountant

David M. Townley, C.A.*
Businessman

* *Members of Audit Committee*

OFFICERS

W. David Armstrong
President and C.E.O.

Steven R. Armstrong
Vice-President

Susan M. Armstrong
Vice-President

Louis C. Galvao, C.A.
Vice-President Finance, C.F.O.

France Crawford
Secretary

CORPORATE OFFICE

3700 Weston Road
Toronto, Ontario
Canada M9L 2Z4
Telephone: 416-746-3700
Fax: 416-746-3773
E-mail: info@armstrongcorp.com
Internet: www.armstrongcorp.com

REGISTERED OFFICE AND SHAREHOLDERS' RELATIONS

Suite 1800, 8 King Street East
Toronto, Ontario, M5C 1B5
Telephone: 416-862-0887
Fax: 416-862-2204

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, Ontario

AUDITORS

KPMG LLP
Toronto, Ontario

LISTING

Canadian Venture Exchange
Symbol: YRM

LEGAL COUNSEL

Macleod Dixon, LLP
Toronto, Ontario

McBride, Wallace, Laurent & Cord, LLP
Toronto, Ontario

REPORT TO SHAREHOLDERS

Armstrong Corporation ("Armstrong" or the "Company") is pleased to report its interim consolidated financial results and financial position for the three and nine month periods ended September 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis (MD&A) should be read in conjunction with the Company's 2001 Annual MD&A which forms part of the Company's 2001 Annual Report.

FINANCIAL RESULTS

For the three month period ended September 30, 2002, sales revenue decreased by $1,210,674, or 18%, to $5,706,657 compared to sales of $6,917,331 for the same period in 2001. The decrease in sales revenues is attributable to a combination of continued product and customer rationalization. For the nine months ended September 30, 2002, sales decreased by $3,970,575 or 17%, to $18,883,088 compared to $22,853,663 for the same period in 2001. As described in the previous quarters of 2002, this decrease in sales is attributable to both the prior year's decision to eliminate the automotive fluid line of products, for which sales were traditionally the highest in the first quarter, and the aggressive product rationalization that has continued since the last quarter of 2001. If the automotive fluid revenues are excluded from the comparative period sales figures, approximately $1,470,000, the decrease in sales for nine months was 12%.

The Company's gross margin for the three months ended September 30, 2002, decreased to 7% compared to 16% for the same period in 2001. A decrease of 4.5% is a result of additional one time recognition of inventory obsolescence and production yield variances. For the nine month period ended September 30, 2002, the gross margin was 11% compared to 14% for the same period in 2001, as a result of the one time inventory reserves and reductions in revenues.

Selling and administrative expenses for the three month period ended September 30, 2002 remained relatively constant at $879,598 compared to $873,154, for the same period in 2001. For the nine months ended September 30, 2002, these same costs decreased by $82,931, or 3%, to $2,503,641 compared to $2,586,572 for *the same period in 2001. As a result of the reduction in sales, selling and administrative expenses increased as a percentage of sales to 15% and 13% for the three* and nine month periods ended September 30, 2002 respectively, compared to 13% and 11% for the same periods in 2001. The Company continues to review and control general overhead costs with a view of streamlining processes and increasing efficiencies while at the same time ensuring the marketing and promotion of new innovative product lines.

Interest costs decreased by $36,361, or 32%, and $100,554, or 30%, for the three and nine month periods ended September 30, 2002 respectively, compared to the same periods in 2001. The decrease in interest costs is primarily a result of reductions in the prime lending rate compared to the prior year and the reduction in current and long term bank debt.

Earnings before interest, tax, depreciation and amortization (EBITDA) decreased by $714,328 to ($369,118) for the three month period ended September 30, 2002 compared to $345,210 in 2001. For the nine month period ended September 30, 2002, EBITDA decreased by $961,717 to ($52,280) compared to $909,437 for the same period in 2001. The Company has reported losses before income taxes of ($550,515) for the quarter, compared to income of $121,087 for the same period in 2001. For the nine month period ended September 30, 2002, loss before taxes was ($589,229) compared to income of $241,639 in 2001. Net loss for the quarter was ($336,652) or ($0.02) per share, compared to a loss of ($397,353), or ($0.02) per share in 2001. Net loss for the nine month period was ($565,840), or ($0.03) per share compared to a net loss of ($416,801), or ($0.02) per share, in 2001.

LIQUIDITY AND CASH RESOURCES

For the third quarter of 2002 cash flow from operations was $1,626,813 compared to cash flow from operations of $491,521 for the same quarter in 2001. For the nine month period ended September 30, 2002, cash flow from operations increased by $825,118 to $1,069,712, compared with $244,594 for the same period in 2001. The increase in cash flow used in operations is a function of the significant decrease in inventory and the stretching of payables.

During the third quarter of 2002, the Company invested $21,761 in capital assets and paid $21,951 on behalf of an affiliated company. The Company also paid down term debt of $106,485 and $11,133 in capital lease obligations. The Company's bank operating line was significantly reduced during the quarter as a result of the reduction in sales and accounts receivable and certain write-downs of inventory, both of which represent reductions in the borrowing base the Company can draw against. The maximum draw available under the operating line is $6.0 million subject to an available borrowing base of accounts receivable and inventory. The Company continues to utilize the maximum availability for its needs. The Company continues to be in default of its banking covenants. The Company is currently in negotiation with its lender and expects to be in compliance with revised covenants subsequent to the proposed raising of additional financing monies as described below.

The Company is negotiating with private investors in securing additional debt and or equity financing with anticipated gross proceeds of up to $1.75 million. It is proposed that the proceeds of the private placement will be used for both working capital and general corporate purposes.

RISKS AND UNCERTAINTIES

There have not been any significant changes during the first quarter of 2002 in the risks and uncertainties to the business from those disclosed in the 2001 Management's Discussion and Analysis document.

OUTLOOK

The Company will continue to face challenges in the next six months as we negotiate the necessary financing with private investors. Management will continue to focus its efforts towards cost reductions and reorganization of operations to return to profitability as it continues to anticipate sales revenues to be flat for the balance of fiscal 2002.

As the Company continues to evolve, both externally and internally, with the continued support of our employees, customers, vendors and shareholders, *management continues to be confident that the refocused strategy and the changes that are taking place will lead to continued progress, profitability and* shareholder value.

W. David Armstrong
President and Chief Executive Officer
November 15, 2002

ARMSTRONG CORPORATION
Consolidated Statements of Loss and Retained Earnings (Deficit)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Sales	$ 5,706,657	$ 6,917,331	$ 18,883,088	$ 22,853,663
Cost of sales	5,298,823	5,807,978	16,728,465	19,684,687
	407,834	1,109,353	2,154,623	3,168,976
Expenses:				
Administrative and selling	879,598	873,154	2,503,641	2,586,572
Interest	78,751	115,112	240,211	340,765
	958,349	988,266	2,743,852	2,927,337
Earnings (loss) before income taxes	(550,515)	121,087	(589,229)	241,639
Future income taxes	(213,863)	518,440	(23,389)	658,440
Net loss for the period	(336,652)	(397,353)	(565,840)	(416,801)
Retained earnings, beginning of period	161,898	1,246,088	391,086	1,265,536
Retained earnings (deficit), end of period	$ (174,754)	$ 848,735	$ (174,754)	$ 848,735
Loss per share:				
Basic	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.02)
Fully diluted	$ (0.02)	$ (0.02)	$ (0.03)	$ (0.02)

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	2002	2001
Cash flow from (used in):				
Operating activities:				
Net loss for the period	$ (336,652)	$ (397,353)	$ (565,840)	$ (416,801)
Items not involving cash:				
Amortization	102,646	109,011	296,738	327,033
Future income taxes	(213,863)	518,440	(23,389)	658,440
Net change in non-cash operating working capital	2,074,682	261,423	1,362,203	(324,078)
	1,626,813	491,521	1,069,712	244,594
Investing activities:				
Purchase of capital assets	(21,761)	(104,216)	(196,629)	(377,827)
(Increase) decrease in due from affiliate	(21,951)	-	(48,193)	442,256
	(43,712)	(104,216)	(244,822)	64,429
Financing activities:				
Bank indebtedness-net	(1,465,483)	(381,636)	(499,139)	(303,787)
Repayment of capital lease obligations	(11,133)	(6,669)	(33,643)	(16,236)
Increase in long term debt	-	61,000	-	171,000
Payments of long term debt	(106,485)	(60,000)	(292,108)	(160,000)
	(1,583,101)	(387,305)	(824,890)	(309,023)
Cash, end of period	$ -	$ -	$ -	$ --
Cash used to pay interest	$ 78,751	$ 115,112	$ 240,211	$ 340,765

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Balance Sheets

	September 30, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets		
Current assets:		
Accounts receivable	$ 2,933,879	$ 2,472,772
Inventories	2,462,267	3,597,148
Future income tax benefits	448,832	658,160
Prepaids and deposits	336,730	294,208
	6,181,708	7,022,288
Due from affiliate	82,839	34,646
Future income tax benefits	1,274,163	1,041,465
Capital assets	3,002,361	3,102,470
	$ 10,541,071	$ 11,200,869
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 3,191,146	$ 3,690,285
Accounts payable and accrued liabilities	4,418,908	3,687,976
Current portion of long term debt	938,550	1,280,658
Current portion of capital leases	40,000	44,190
	8,638,604	8,703,109
Due to officers	313,885	313,885
Capital lease obligations	100,676	130,129
	414,561	444,014
Shareholders' equity:		
Capital stock	1,662,660	1,662,660
Retained earnings (deficit)	(174,754)	391,086
	1,487,906	2,053,746
	$ 10,541,071	$ 11,200,869
Supplementary financial information:		
Issued and outstanding common shares	17,780,683	17,780,683
Total vested and exercisable stock options	923,000	939,000

See accompanying notes to consolidated financial statements.

1. Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the Company's wholly owned inactive subsidiary. These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting practices. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company continues to be in violation of certain of its debt covenants. Accordingly, the entire amount of the loans is classified as a current liability as at September 30, 2002 due to the bank's ability to accelerate payment. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on its ability to obtain financing from shareholders, investors and lenders and to a achieve profitable operating results and positive cash flows.

The Company continues to move forward on raising a private placement financing for proceeds of $1.75 million and expects to close the transaction before December 31, 2002. Management believes that the banking facility will be successfully renegotiated and the Company will be in full compliance with its debt covenants.

2. Significant accounting policies:

The Company's accounting principles remain unchanged from the most recent fiscal year ended December 31, 2001, except as noted below. For details please refer to Note 2 of the Company's 2001 Annual Report.

Effective January 1, 2002, the Company has adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments". During the second quarter of 2002 there was no stock-based compensation issued by the Company.